EXHIBIT 99.1

                                                                     1 MAY 2003



                           TELEWEST COMMUNICATIONS PLC
                            1ST QUARTER RESULTS 2003
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FINANCIAL SUMMARY

-------------------------------------------------------------- ---------------------- ----------------------- ----------------------
                                                                        THREE MONTHS            THREE MONTHS
                                                                               ENDED                   ENDED
                                                                       31 MARCH 2003           31 MARCH 2002          % CHANGE
                                                                            (POUND)M                (POUND)M
TOTAL TURNOVER *                                                                 335                     334                 -

EBITDA **                                                                        105                      91            UP 15%

EBITDA MARGIN **                                                                 31%                     27%         UP 4% PTS

NET LOSS                                                                       (187)                   (166)            UP 13%

CAPEX                                                                             65                     124          DOWN 48%

NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING                                         7                   (113)          UP(POUND)120M
-------------------------------------------------------------- ---------------------- ----------------------- ----------------------

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* includes Telewest's proportionate share of UKTV.
** includes Telewest's proportionate share of UKTV and in 2003 is before exceptional items of (pound)3m.

HIGHLIGHTS

-    BROADBAND LEADERSHIP; 310,000 BROADBAND SUBSCRIBERS
-    RECORD EBITDA OF(POUND)105M; UP 15% ON Q1-02
-    CAPEX DOWN BY 48% YEAR-ON-YEAR
-    GENERATED POSITIVE CASHFLOW
-    CUSTOMER PROFILE IMPROVING DESPITE SUBSCRIBER LOSSES
-    FINANCIAL RESTRUCTURING DISCUSSIONS CONTINUE

COMMENTING ON THE RESULTS, CHARLES BURDICK, MANAGING DIRECTOR OF TELEWEST COMMUNICATIONS, SAID:

"Our efforts to accelerate cash generation, profitability and provide a platform for future growth resulted in a cashflow positive quarter. We also achieved record EBITDA and EBITDA margin and sharply reduced capital expenditure.

We continue to provide broadband leadership. With 310,000 broadband subscribers in our addressable areas, we are the clear market leader with aproximately 80% market share. Broadband customers typically take the triple play bundle and churn less, and a large proportion are new to Telewest. Our 1Mb broadband service is also proving popular with 10% of our broadband base, and we will launch 2Mb and wireless self-installation broadband later in the year.

The focus on broadband, cash generation and profitable customers meant that, as expected, we experienced customer losses during the quarter. Nevertheless, household churn has fallen and with the reinvigoration of our marketing, especially around TV, we plan to see a return to customer growth in the second half of the year."

ENQUIRIES TO     TELEWEST COMMUNICATIONS PLC
                 Charles Burdick             managing director                        020 7299 5000
                 Jane Hardman                director of corporate communications     020 7299 5888
                 Richard Williams            head of investor relations               020 7299 5479

                 And at
                 BRUNSWICK
                 John Sunnucks                                                        020 7404 5959
                 Sarah Tovey                                                          020 7404 5959



FINANCIAL REVIEW


Except where stated otherwise, all profit and loss items are stated before exceptional items, and all comparatives compare the first quarter of 2003 to the first quarter of 2002. The Group has incurred (pound)3 million of exceptional legal and professional costs in respect of the Financial Restructuring during the quarter.

Total turnover (including our share of UKTV, our joint venture with the BBC) for the quarter is (pound)335 million, flat compared to the first quarter of 2002. Business Division and Content Division revenues grew by 8% and 2% respectively. Despite a 63% growth in Internet and other revenues, Consumer Division revenues fell 2%, with lower CATV and residential telephony revenue and the closure of Cable Guide, our TV listings magazine.

Gross margin rose from 67% to 69% for the quarter on the back of improvements in telephony margins and the growing number of high margin broadband subscribers. Telephony margins improved from 71% to 73% as a result of selected price increases, growth in the number of flat rate customers, improved routing of telephony traffic and a reduction in termination rates for certain calls.

Our focus on cost control continues with selling, general and administrative expenses ("SG&A") for the quarter of (pound)118 million, down 7%. Headcount fell by a further 100 heads and now stands at 9,080 compared to 10,668 a year ago. Resulting redundancy costs were (pound)3 million.

As a result of the continuing improvements in gross margin and cost control, the Group's (pound)105 million EBITDA grew 15% from the first quarter of 2002. This includes our (pound)5 million share of UKTV's EBITDA. EBITDA margin grew from 27% in the first quarter of 2002 to a record 31%. Excluding UKTV, EBITDA for the quarter was (pound)100 million, up 16%. EBITDA margin for the Cable Division in the quarter was 33%.

Net loss (after interest and taxation) for the quarter was (pound)184 million primarily as a result of (pound)36 million bank interest, (pound)81 million accrued bond interest and (pound)48 million of foreign exchange losses on dollar denominated debt. It should be noted that under the proposed terms of the Financial Restructuring the accrued bond interest and the foreign exchange losses would not be realised. Excluding these items, net loss would have been only (pound)55 million. The (pound)166 million net loss in the first quarter of 2002 included a net (pound)11 million foreign exchange gain.

Capital expenditure was reduced by 48% to (pound)65 million, 20% of revenue. The Group continues its focus on cash and cost control. Capital expenditure is expected to rise later in the year as we upgrade IP capacity and enhance our IT infrastructure. Full year capital expenditure for 2003 will be substantially lower than the (pound)477 million incurred in 2002.

In this quarter, EBITDA (excluding UKTV) exceeded capital expenditure by (pound)35 million. This compares to a shortfall of (pound)38 million in the first quarter of 2002 and a shortfall of (pound)49 million in the fourth quarter of 2002.

The Group has generated positive cash inflow of (pound)7 million. This is due to EBITDA growth, significantly reduced capital expenditure, a positive working capital movement and the non-payment of bond interest in advance of our proposed balance sheet restructuring. Phasing of capital expenditure payments and working capital may impact short term cashflow generation.

As at 31 March 2003, net debt was (pound)5,317 million. This comprises (pound)3,492 million of notes and debentures (which is expected to be exchanged for equity as part of the Financial Restructuring), (pound)207 million of lease and vendor financing, (pound)8 million of other loans and (pound)2,000 million drawn down on our bank facility, offset by cash balances and short term deposits of (pound)390 million.


GOING CONCERN

These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

FINANCIAL RESTRUCTURING

As previously stated, on 30 September 2002, we announced that we had reached a preliminary agreement relating to a financial restructuring to cancel approximately (pound)3.5 billion of debt in exchange for equity representing 97% of the enlarged issued share capital.

Productive negotiations are continuing with bondholders, senior lenders and certain other major stakeholders and we will make an announcement about the progress of the Financial Restructuring when appropriate.


BUSINESS REVIEW

CONSUMER DIVISION

Consumer Division revenues fell 2% to (pound)222 million. The 7% declines in CATV and telephony revenues were largely offset by a 63% growth in internet and other revenues. Revenues were also impacted by the closure of Cable Guide, our TV listings magazine.

Household ARPU grew by 1% year-on-year to (pound)41.83 and was marginally up on the 2002 ARPU of (pound)41.80. Household ARPU remains the highest of any European cable company.

During the first quarter, household penetration declined marginally to 37.2% as the number of household customers fell by 15,000. Customer growth continues to be impacted by price rises and the tightening of our credit control policy as we focus on more cash generative customers. We introduced a (pound)50 upfront payment (offset against any installation fee or subscription payment) for all new customers and we did not actively sell our entry TV package to new subscribers. We believe these initiatives contribute to profitability, cash generation and churn reductions. We plan a return to customer growth in the second half of 2003 as we reduce churn and continue to market and enhance our digital TV and triple play product offering.

The focus on more cash generative customers has improved the profile of our customer base as;

-    Triple play customers grew by 24,000 in the first quarter

- Triple play now accounts for 12% of our customer base compared to just 5% a year ago.

-    24% of our telephony base now take higher ARPU flat rate telephony products

-    70% of our TV base now take higher ARPU digital TV

- Rolling 12 month household churn in the first quarter was 17.6% down from 18.2% in the fourth quarter.

We continue to improve customer service and the benefits of "virtualising" some of our contact centres resulted in improved call answer rates and customer satisfaction. On 31 March 2003, we opened a dedicated National Movers Centre to improve the customer service experience for those Telewest subscribers who move house within our addressable areas and to increase the take-up of movers into pre-wired homes.

(I) BROADBAND

Internet and other revenues increased by 63% to (pound)26 million due to growth in broadband subscribers.

Net broadband additions in the first quarter were 37,000. At the quarter end, we had 299,000 broadband subscribers, a growth of 14% since the end of last year. At 30 April, we had 310,000 broadband subscribers, of which 31,000 or 10% took the 1Mb service. This reflects our continued success in broadband - Telewest remains the clear market leader within our addressable areas. At least 69% of broadband customers subscribe to the full triple play and 93% to another product.

Broadband ARPU fell to (pound)22.50 in the first quarter from (pound)29.93 as installation fees in the first quarter of 2003 were discounted and as these fees were spread over a much greater installed subscriber base. Broadband remains the product with the lowest churn level at 12.8%.

We are currently trialling a faster 2Mb service to 1,500 customers and plan to launch later in the year, demonstrating again our commitment to broadband leadership.

Together with our dial-up internet services, we have 571,000 internet subscribers. Dial-up is led by SurfUnlimited, which introduces our subscribers to a reliable fixed-fee unmetered service. In the first quarter, 19% of our broadband installations were for subscribers who had migrated from SurfUnlimited.

(II) RESIDENTIAL TELEPHONY

The number of telephony subscribers fell by 13,000 in the first quarter in line with our overall customer reductions and increased competitive pressure. ARPU per line for the year was (pound)22.49 compared to (pound)23.23 in the first quarter of 2002, reflecting reductions in telephone usage, partially offset by the higher line rentals and flat rate charges of Talk customers. Incoming call revenues were also impacted by the transfer of dial-up minutes of a large ISP's subscribers to a flat rate access regime provided by our Carrier Services unit. Subscriber ARPU was down at (pound)23.88 from (pound)25.27 also due to the migration of dial-up internet subscribers to broadband, which reduces second line penetration.

Telephony churn was 16.9%, down from 17.3% in the fourth quarter.

Subscribers to our flat rate Talk services, continued to increase with 21,000 net additions in the quarter. At 31 March 2003, we had 382,000 Talk subscribers being 24% of our residential telephony base. Our Talk products are highly competitive with BT's recently announced price changes and packages.

(III) CATV

At 31 March 2003, Telewest had 1,274,000 TV subscribers of whom 70% were digital subscribers.

Of our consumer products, CATV carries the highest initial investment and lowest margins. Our focus on cash and on profitable customers has therefore impacted the CATV customer base more than our other products, and net disconnections in the quarter were 20,000 as we move towards acquiring profitable customers rather than pursuing overall subscriber growth. As part of this focus, we did not actively sell our entry TV package to new subscribers and any customer who wishes to subscribe to TV as a stand-alone product must take our top-tier basic package, Supreme. During the quarter, we also put through a significant price rise to some of our analogue customers.

CATV monthly ARPU was marginally down from the first quarter of 2002 at (pound)20.50. The pay-to-basic ratio has fallen to 71% from 72%. In the first quarter, the percentage of subscribers taking our entry package fell for the second quarter in a row to 17%, as we focused on improving our customer mix.

We are addressing the reductions in TV subscribers by now providing more choice and value with the addition of Sky Multiplex (nine extra movie channels) and ten new basic entertainment channels.

BUSINESS DIVISION

The first quarter of 2003 has seen a good start to the year for Telewest Business, with significant contracts signed by both new and existing customers. The Business Division's revenues grew 8% to (pound)69 million. The division is benefiting from its new strategic direction of maximising return from developed infrastructure, cross-selling to existing customer accounts and delivering first class, accessible account management.


The division's focus remains on the corporate sector, medium-to-large enterprises and the public sector. Within the public sector, Telewest Business currently connects over 10,000 sites across the UK and 71 out of 122 local authorities in franchise have service with us. Significant contracts continue to be signed with organisations such as Walsall Housing in the Midlands, to which Telewest is deploying major voice and data services.

A significant deal has also been signed for Telewest to provide the infrastructure underlying the Highways Agency's new Traffic Control Centre in Birmingham. Telewest is providing its "Enterprise Connect" managed data solution which links a number of police traffic control centres. The solution offers an extremely high level of resilience.

Carrier Services revenues within the Business Division were (pound)12 million, compared to (pound)10 million a year ago after reductions in the previous two years. Carrier Services offers our national network to other carriers and operators (such as T-Mobile) for voice and data communications.

CONTENT DIVISION

Content Division revenues totalled (pound)44 million in the first quarter, including (pound)17 million from our 50% share of UKTV revenue. Revenues were up (pound)1 million on 2002 as strong growth in advertising revenues offset the disposal of non-core businesses and the closure of ITV Digital.

Advertising revenues of (pound)20 million (including our 50% share of UKTV) for the quarter were up 16% in a flat market. The Content Division grew its market share with a 4.0% share of the TV advertising market in the UK, up from 3.6% in the first quarter of 2002.

Subscription revenues of (pound)17 million (including our 50% share of UKTV) in the first quarter were down 2% with the growth in BSkyB subscribers being offset by the closure of ITV Digital.





NOTES:


1. Non-statutory information provided in this document is defined as follows:

o EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

o Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.


2. The following is included in connection with legislation in the United States, the Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 1 July 2002.

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED

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CONSUMER DIVISION
                                                                                   NET ADDITIONS          Net additions
                                                                                         Q1 2003                Q1 2002
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
Household customers                                                                     (14,903)                 17,870
Blueyonder broadband internet subscribers                                                 37,002                 40,778
Telephony subscribers                                                                   (12,718)                 19,706
Telephone lines                                                                         (20,708)                  9,954
Cable television subscribers                                                            (20,266)                 16,416
------------------------------------------------------------------------------------------------------------------------
                                                                                  AS AT 31 MARCH         As at 31 March
                                                                                            2003                   2002
------------------------------------------------------------------------------------------------------------------------
Homes passed                                                                           4,893,525              4,914,731
Homes passed and marketed                                                              4,690,343              4,706,854
Dual or triple service subscribers (1)                                                 1,223,700              1,246,332
Cable television only subscribers                                                        111,078                133,614
Residential telephony only subscribers                                                   387,937                394,221
Internet only subscribers                                                                 21,007                  9,322
Total residential subscribers                                                          1,743,722              1,783,489
Household penetration                                                                      37.2%                  37.9%
Percentage of triple service subscribers (1)                                               11.9%                   5.0%
Percentage of dual or triple service subscribers (1)                                       70.2%                  69.9%
Average household churn (2)                                                                17.6%                    N/A
Average monthly revenue per subscriber (3)                                          (POUND)41.83           (pound)41.48
------------------------------------------------------------------------------------------------------------------------
BLUEYONDER INTERNET SUBSCRIBERS
Blueyonder broadband                                                                     299,221                125,900
Blueyonder SurfUnlimited                                                                 199,774                206,081
Blueyonder pay-as-you-go                                                                  72,481                119,026
Total internet subscribers                                                               571,476                451,007
------------------------------------------------------------------------------------------------------------------------
BLUEYONDER BROADBAND
Average subscriber churn rate (4)                                                          12.8%                   7.8%
Average monthly revenue per subscriber (5)                                          (POUND)22.50           (pound)29.93
------------------------------------------------------------------------------------------------------------------------
RESIDENTIAL TELEPHONY
Residential telephony subscribers                                                      1,601,606              1,635,515
Talk Unlimited subscribers                                                               381,620                252,501
Residential telephony penetration (6)                                                      34.2%                  34.8%
Residential telephone lines                                                            1,696,483              1,772,266
Second line penetration                                                                     5.9%                   8.4%
Average subscriber churn rate (7)                                                          16.9%                  16.2%
Average monthly revenue per line (8)                                                (POUND)22.49           (pound)23.23
Average monthly revenue per subscriber (9)                                          (POUND)23.88           (pound)25.27
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CABLE TELEVISION
Cable television subscribers                                                           1,273,545              1,358,200
Digital television subscribers                                                           887,306                792,563
Penetration  (10)                                                                          27.2%                  28.9%
Average subscriber churn rate (11)                                                         21.8%                  19.1%
Average monthly revenue per subscriber (12)                                         (POUND)20.50           (pound)20.80
------------------------------------------------------------------------------------------------------------------------

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                                       7

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED (CONTINUED)

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                                                                                          AS AT 31 MARCH       As at 31 March
                                                                                                    2003                 2002
------------------------------------------------------------------------------------------------------------------------------
BUSINESS DIVISION
Business customer accounts                                                                        72,662               73,618
Business telephony lines                                                                         463,484              452,122
Average business lines per customer account (13)                                                     6.4                  6.1
Average annualised monthly revenue per business line (14)                                   (POUND)41.81         (pound)41.67
Annualised revenue per customer account (15)                                                (POUND)3,134         (pound)3,102
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CONTENT DIVISION
Pay multichannel subscribers                                                                   9,916,011           10,580,505
Flextech share of basic viewing (16)                                                               18.7%                20.0%
Share of total TV advertising revenues (17)                                                         4.0%                 3.6%
------------------------------------------------------------------------------------------------------------------------------


     (1) Dual or triple service subscribers are those subscribers who take at least two or all three of our cable television, residential telephony and broadband internet services.

     (2) Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during such period, divided by (ii) the average number of residential subscribers in such period.

     (3) Average monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.

     (4) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

     (5) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

     (6)  Residential telephony penetration rate at a specified date represents
          (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.

     (7) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

     (8) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.

     (9) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

     (10) Cable television penetration at a specified date represents (i) the total number of cable television subscribers at such date, divided by
          (ii) the total number of homes passed and marketed for cable television at such date.

     (11) Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.

     (12) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.

     (13) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.

     (14) Average annualised monthly revenue per business line represents (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business lines in such period.

     (15) Average annualised revenue per customer account represents (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business services customers in such period, multiplied by 12 months.

     (16) Basic viewing over 24 hours in pay-TV homes.

     (17) Includes Flextech's wholly owned channels and UKTV's advertising revenues.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE THREE MONTHS ENDED 31 MARCH

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                                                                      31 MAR          31 MAR       31 MAR       31 MAR      31 DEC
                                                                        2003            2003         2003         2002        2002
                                                                      BEFORE     EXCEPTIONAL        TOTAL
                                                                 EXCEPTIONAL           ITEMS
                                                                       ITEMS        (NOTE 7)                               AUDITED
                                                                    (POUND)M        (POUND)M     (POUND)M     (POUND)M    (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
TURNOVER
Consumer Division:
Cable television                                                          79               -           79           85         336
Telephony                                                                117               -          117          126         495
Internet and other                                                        26               -           26           16          63
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                                                                         222               -          222          227         894
Business Division                                                         69               -           69           64         267
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TOTAL CABLE DIVISION                                                     291               -          291          291       1,161
CONTENT DIVISION
Programming, transactional and interactive revenues                       27               -           27           26         106
Share of joint ventures' turnover (UKTV)                                  17               -           17           17          64
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TOTAL CONTENT DIVISION                                                    44               -           44           43         170
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TOTAL TURNOVER                                                           335               -          335          334       1,331
Less: share of joint ventures' turnover                                  (17)              -          (17)         (17)        (64)
------------------------------------------------------------------------------------------------------------------------------------
GROUP TURNOVER (note 1)                                                  318               -          318          317       1,267
TOTAL OPERATING COSTS (note 2)                                          (340)             (3)        (343)        (378)     (3,119)
------------------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS (note 1)                                            (22)             (3)         (25)         (61)     (1,852)
------------------------------------------------------------------------------------------------------------------------------------
Group Turnover                                                           318               -          318          317       1,267
Operating expenses before depreciation and amortisation                 (218)             (3)        (221)        (231)       (937)
                                                            ------------------------------------------------------------------------
EBITDA (note 1)                                                          100              (3)          97           86         330
Depreciation and amortisation (note 2)                                  (122)              -         (122)        (147)     (2,182)
                                                            ------------------------------------------------------------------------
Group operating loss                                                     (22)             (3)         (25)         (61)     (1,852)
------------------------------------------------------------------------------------------------------------------------------------
SHARE OF OPERATING PROFITS OF JOINT VENTURES                               5               -            5            5          10
SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS                      (1)              -           (1)          (2)         (1)
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TOTAL OPERATING LOSS                                                     (18)             (3)         (21)         (58)     (1,843)
GAIN ON DISPOSAL OF INVESTMENTS                                            -               -            -            -          36
INTEREST RECEIVABLE AND SIMILAR INCOME (note 3)                            6               -            6           85         309
AMOUNTS WRITTEN OFF INVESTMENTS                                            -               -            -            -        (117)
INTEREST PAYABLE AND SIMILAR CHARGES (note 4)                           (171)              -         (171)        (194)       (603)
------------------------------------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                            (183)             (3)        (186)         (167)     (2,218)
TAX ON LOSS ON ORDINARY ACTIVITIES                                       (1)               -          (1)            1          (1)
------------------------------------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                             (184)             (3)        (187)         (166)     (2,219)
MINORITY INTERESTS                                                         -               -            -            -           1
------------------------------------------------------------------------------------------------------------------------------------
LOSS FOR THE FINANCIAL PERIOD                                          (184)             (3)        (187)         (166)     (2,218)
------------------------------------------------------------------------------------------------------------------------------------
LOSS PER ORDINARY SHARE (pence)                                        (6.4)           (0.1)        (6.5)         (5.8)      (77.2)
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

The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 9 to 13, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report. The audited consolidated financial information set out pages 9 to 13, does not constitute the Company's statutory accounts for the year ended 31 December 2002 but is derived from those accounts. Statutory accounts for 2002 will be delivered to the Registrar of Companies following the Company's Annual General Meeting on 12 June 2003. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH

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                                                                                    31 MAR              31 MAR              31 DEC
                                                                                      2003                2002                2002
                                                                                                                           AUDITED
                                                                                  (POUND)M            (POUND)M            (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                                                      155               1,718                  157
Tangible assets                                                                      3,346               3,510                3,398
Investment in joint ventures:
   Share of gross assets                                                      67                  30                  45
   Goodwill                                                                  237                 325                 241
   Share of gross liabilities                                              (166)               (133)               (146)
   Loans to joint ventures                                                   202                 223                 208
                                                                        ---------           ---------           ---------
                                                                             340                 445                 348

Investments in associated undertakings and
   participating interests                                                     7                 102                   8
Other investments                                                              -                   2                   -
                                                                                            ---------           ---------
                                                                        ---------
                                                                                       347                 549                  356
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     3,848               5,777                3,911
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                                                  36                  72                   28
Debtors                                                                                219                 249                  210
Secured cash deposits restricted for more than one year                                 12                  20                   12
Cash at bank and in hand                                                               390                  91                  390
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       657                 432                  640
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR (includes convertible                (5,501)               (697)              (4,410)
debt of(pound)901m,(pound)nil and(pound)282m, Respectively)
------------------------------------------------------------------------------------------------------------------------------------
NET CURRENT LIABILITIES                                                            (4,844)                (265)              (3,770)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                (996)               5,512                  141
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE
YEAR (includes convertible debt of(pound)nil,(pound)916m and(pound)608m,
respectively)                                                                        (982)              (5,250)              (1,932)
MINORITY INTERESTS                                                                      1                   -                     1
------------------------------------------------------------------------------------------------------------------------------------
NET (LIABILITIES)/ASSETS                                                           (1,977)                 262               (1,790)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS                                               (1,977)                 262               (1,790)
------------------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             31 MAR          31 MAR          31 DEC
                                                                                               2003            2002            2002
                                                                                                                            AUDITED
                                                                                           (POUND)M        (POUND)M        (POUND)M
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES (note 5)                                              111              72             391
-----------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS                                                   -               -               1
-----------------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest received                                                                                 3               -               7
Interest received from joint ventures                                                             3               3              12
Interest paid                                                                                   (39)            (73)           (287)
Dividend paid to minority interests in subsidiary undertaking                                     -               -              (1)
Interest element of finance lease payments                                                       (4)             (4)            (18)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                           (37)            (74)           (287)
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                               (67)           (110)           (448)
Sale of tangible fixed assets                                                                     -               -               1
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                                        (67)           (110)           (447)
-----------------------------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Disposal of  subsidiary undertakings                                                              -               -              14
Disposal of associated undertakings                                                               -               -              59
Investments in associated undertakings and other participating interests                          -              (1)             (2)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM ACQUISITIONS AND DISPOSALS                                         -              (1)             71
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING                            7            (113)           (271)
MANAGEMENT OF LIQUID RESOURCES
Net decrease/(increase) in fixed and secured deposits                                            27             (74)           (229)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING
Net proceeds from borrowings under new credit facilities                                          -             130             640
Net proceeds from maturity of forward contracts                                                   -              74              76
Repayments of loans made to joint ventures (net)                                                  6              (4)              9
Repayment of SMG equity swap                                                                      -               -             (33)
Repayment of other borrowings                                                                     -              (1)             (2)
Capital element of finance lease payments                                                       (13)             (9)            (51)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING                                                         (7)             190            639
-----------------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH IN THE PERIOD                                                                   27               3             139
-----------------------------------------------------------------------------------------------------------------------------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS
FOR THE THREE MONTHS ENDED 31 MARCH

------------------------------------------------------------------------------------------------------------------------------------
                                       CABLE      CONTENT      INTER-      TOTAL        CABLE      CONTENT       INTER-       TOTAL
                                                           DIVISIONAL                                        DIVISIONAL
                                        2003         2003        2003       2003         2002         2002         2002        2002
                                    (POUND)M     (POUND)M    (POUND)M   (POUND)M     (POUND)M     (POUND)M     (POUND)M    (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
1  SEGMENTAL ANALYSIS
Group Turnover                          291           30         (3)        318          291           29          (3)         317
Operating expenses before(pound)3m
exceptional items in 2003,
depreciation and amortisation          (195)         (26)         3        (218)        (207)         (27)           3        (231)
------------------------------------------------------------------------------------------------------------------------------------
EBITDA before exceptional items          96            4          -         100           84            2            -          86
Exceptional items                        (3)           -          -          (3)           -            -            -           -
------------------------------------------------------------------------------------------------------------------------------------
EBITDA after exceptional items           93            4          -          97           84            2            -          86
Depreciation and amortisation          (119)          (3)         -        (122)        (145)          (2)           -        (147)
------------------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS                    (26)           1          -         (25)         (61)           -            -         (61)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                             31 MAR         31 MAR          31 DEC
                                                                                               2003           2002            2002
                                                                                                                           AUDITED
                                                                                           (POUND)M       (POUND)M        (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
2  TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                                                    32             33             128
Business and consumer telephony expenses                                                         51             55             218
Content Division cost of sales                                                                   17             16              70
------------------------------------------------------------------------------------------------------------------------------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                                         100            104             416
Depreciation of tangible fixed assets (Includes exceptional write
down(pound)87m in 31 Dec 2002)                                                                  116            117             577
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                216            221             993
------------------------------------------------------------------------------------------------------------------------------------
ADMINISTRATION EXPENSES
Selling, general and administrative expenses (Includes exceptional
items(pound)3m in 31 Mar 2003 and(pound)22m in 31 Dec 2002)                                     121            127             521

Amortisation of goodwill and intangible assets (Includes exceptional
impairment charge(pound)1,486m in 31 Dec 2002)                                                    6             30           1,605

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                127            157           2,126
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS (Includes exceptional items(pound)3m in
2003 and(pound)1,595m in 31 Dec 2002)                                                           343            378           3,119
------------------------------------------------------------------------------------------------------------------------------------

3  INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                                               6              3              19
Exchange gains on foreign currency translation                                                    -             82             290
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                                                      6             85             309
------------------------------------------------------------------------------------------------------------------------------------

4  INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated undertakings and joint ventures                                   1              4               9
On bank loans                                                                                    36             29             135
Finance costs of Notes and Debentures                                                            81             84             325
Finance charges payable in respect of finance leases and hire purchase contracts                  4              3              17
Exchange losses on foreign currency translation                                                  48             71              74
Other (Includes exceptional items(pound)31m in 31 Dec 2002)                                       1              3              43
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES (Includes exceptional
items(pound)31m in 31 Dec 2002)                                                                 171            194             603
------------------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED) FOR THE THREE MONTHS ENDED 31 MARCH

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               31 MAR         31 MAR        31 DEC
                                                                                                 2003           2002          2002
                                                                                                                           AUDITED
                                                                                             (POUND)M       (POUND)M      (POUND)M

-----------------------------------------------------------------------------------------------------------------------------------
5  RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
Group operating loss                                                                              (25)           (61)       (1,852)
Depreciation of tangible fixed assets                                                             116            117           490
Exceptional impairment of tangible fixed assets                                                     -              -            87
Amortisation of goodwill and intangible assets                                                      6             30           119
Exceptional impairment of goodwill                                                                  -              -         1,486
(Increase)/decrease in stocks and programming inventory                                            (8)            (5)            7
(Increase)/decrease in debtors                                                                    (10)           (16)           24
Increase in creditors                                                                              32              7            30
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                         111             72           391
-----------------------------------------------------------------------------------------------------------------------------------
6  NET DEBT
Net debt, other than short-term creditors and accruals
-----------------------------------------------------------------------------------------------------------------------------------
Convertible Notes                                                                                 901            916           890
Other Notes and Debentures                                                                      2,591          2,678         2,529
Bank facility                                                                                   2,000          1,455         2,000
Other loans                                                                                         8             43             9
Vendor financing and obligations under finance leases and hire
      purchase contracts                                                                          207            277           231
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT                                                                                      5,707          5,369         5,659
Less cash at bank and in hand                                                                    (390)           (91)         (390)
-----------------------------------------------------------------------------------------------------------------------------------
NET DEBT (before restricted cash deposits)                                                      5,317          5,278         5,269
-----------------------------------------------------------------------------------------------------------------------------------


7  EXCEPTIONAL ITEMS

During the three months ended 31 March 2003, the Group incurred (pound)3 million of exceptional legal and professional costs in respect of its balance sheet restructuring.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE QUARTERS ENDED

------------------------------------------------------------------------------------------------------------------------------------
                                                                           31 MAR       31 DEC      30 SEPT       30 JUN    31 MAR
                                                                             2003         2002         2002         2002      2002
                                                                         (POUND)M     (POUND)M     (POUND)M     (POUND)M  (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
TURNOVER
Consumer Division:
Cable television                                                               79           81           82           88        85
Telephony                                                                     117          122          122          125       126
Internet and other (31 Dec 2002 before exceptional item of(pound)16m)          26           23           22           18        16
------------------------------------------------------------------------------------------------------------------------------------
                                                                              222          226          226          231       227
Business Division                                                              69           68           68           67        64
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE DIVISION                                                          291          294          294          298       291
------------------------------------------------------------------------------------------------------------------------------------
Content Division
Programming, transactional and interactive                                     27           27           27           26        26
revenues
Share of joint ventures' turnover (UKTV)                                       17           16           15           16        17
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTENT DIVISION                                                         44           43           42           42        43

TOTAL TURNOVER (SEE 1 BELOW)                                                  335          337          336          340       334
Less: share of joint ventures' turnover                                       (17)         (16)         (15)         (16)      (17)
------------------------------------------------------------------------------------------------------------------------------------
GROUP TURNOVER                                                                318          321          321          324       317
TOTAL OPERATING COSTS before exceptional items                               (340)        (375)        (382)        (389)     (378)
EXCEPTIONAL ITEMS (see 2 below)                                                (3)      (1,611)           -            -         -
------------------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS (after exceptional items)                                (25)      (1,665)         (61)         (65)      (61)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Group Turnover (31 Dec 2002 before exceptional VAT adjustment)                318          321          321          324       317
Operating expenses before exceptional items, depreciation and
amortisation                                                                 (218)        (223)        (227)        (234)     (231)
                                                                      --------------------------------------------------------------
EBITDA (before exceptional items)                                             100           98           94           90        86
Exceptional items                                                              (3)         (38)           -            -         -
                                                                      --------------------------------------------------------------
EBITDA (after exceptional items)                                               97           60           94           90        86
Depreciation and amortisation                                                (122)        (152)        (155)        (155)     (147)
Exceptional item - impairment of tangible assets                                -          (87)           -            -         -
Exceptional item - impairment of goodwill                                       -       (1,486)           -            -         -
------------------------------------------------------------------------------------------------------------------------------------
Group operating loss (after exceptional items)                                (25)      (1,665)         (61)         (65)      (61)
------------------------------------------------------------------------------------------------------------------------------------

LOSS FOR THE FINANCIAL PERIOD (after exceptional items)                     (187)      (1,821)        (158)         (73)     (166)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
LOSS PER ORDINARY SHARE (pence)                                             (6.5)       (63.3)        (5.6)        (2.5)     (5.8)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


 1 - Total turnover in 31 Dec 2002 is stated before an exceptional item of (pound)16m.

 2 - Exceptional items in 31 Mar 2003 is (pound)3m and in 31 Dec 2002 of (pound)1,611m comprised (pound)1,595m charged to operating costs and (pound)16m charged to turnover

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS
FOR THE QUARTERS ENDED

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      31 MAR       31 DEC      30 SEPT      30 JUNE       31 MAR
                                                                        2003         2002         2002         2002         2002
                                                                    (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                             32           32           31           32           33
Business and consumer telephony expenses                                  51           53           52           58           55
Content Division cost of sales                                            17           22           17           15           16
-----------------------------------------------------------------------------------------------------------------------------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                  100          107          100          105          104
Depreciation of tangible fixed assets                                    116          123          125          125          117
Exceptional write down of tangible fixed assets                            -           87            -            -            -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         216          317          225          230          221
-----------------------------------------------------------------------------------------------------------------------------------
ADMINISTRATION EXPENSES:
Selling, general and administrative expenses                             118          116          127          129          127
Exceptional selling, general and administrative expenses                   3           22            -            -            -
Amortisation of goodwill and intangible assets                             6           29           30           30           30
Exceptional impairment of goodwill                                         -        1,486            -            -            -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         127        1,653          157          159          157
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS                                                    343        1,970          382          389          378
-----------------------------------------------------------------------------------------------------------------------------------

INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                        6            6            5            5            3
Exchange gains on foreign currency translation                             -           46           58          104           82
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                               6           52           63          109           85
-----------------------------------------------------------------------------------------------------------------------------------

INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated                                            1            2            1            2            4
  undertakings and joint ventures
On bank loans                                                             36           38           36           32           29
Finance costs of Notes and Debentures                                     81           72           84           85           84
Finance charges payable in respect of                                      4            4            4            6            3
  finance leases and hire purchase contracts
Exchange losses on foreign currency translation                           48          (13)          (6)          22           71

Other (31 Dec 2002 includes exceptional items(pound)31m)                   1           32            5            3            3
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES                               171          135          124          150          194
-----------------------------------------------------------------------------------------------------------------------------------

NET DEBT
Net debt, other than short-term creditors and accruals
-----------------------------------------------------------------------------------------------------------------------------------
Convertible Notes                                                        901          890          893          897          916
Other Notes and Debentures                                             2,591        2,529        2,560        2,657        2,678
Bank facility                                                          2,000        2,000        1,969        1,807        1,455
Other loans                                                                8            9           35           42           43
Vendor financing and obligations under finance                           207          231          221          246          277
  leases and hire purchase contracts
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT                                                             5,707        5,659        5,678        5,649        5,369
Less cash at bank and in hand                                           (390)        (390)        (351)        (341)         (91)
-----------------------------------------------------------------------------------------------------------------------------------
NET DEBT                                                               5,317        5,269        5,327        5,308        5,278
-----------------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED 31 MARCH

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         3 MONTHS       3 MONTHS        3 MONTHS

                                                                                            ENDED          ENDED           ENDED
                                                                                           31 MAR         31 MAR          31 MAR
                                                                                             2003           2003            2002
                                                                                               $M       (POUND)M        (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
Cable television                                                                              125            79               85
Consumer telephony                                                                            185           117              126
Internet and other                                                                             41            26               16
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CONSUMER DIVISION                                                                       351           222              227
Business Services Division                                                                    110            70               66
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE DIVISION                                                                          461           292              293
Content Division                                                                               43            27               26
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                                 504           319              319
------------------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Consumer programming expenses                                                                (50)           (32)             (33)
Business and consumer telephony expenses                                                     (81)           (51)             (55)
Content expenses                                                                             (27)           (17)             (16)
Depreciation                                                                                (152)           (96)            (117)
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                               (310)          (196)            (221)
Selling, general and administrative expenses                                                (191)          (121)            (129)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            (501)          (317)            (350)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                                                        3              2              (31)
OTHER INCOME/(EXPENSE)
Interest income                                                                                9              6                -
Interest expense                                                                            (197)          (125)            (121)
Foreign exchange (losses)/gains, net                                                         (75)           (48)              21
Share of net profits of affiliates                                                             3              2                4
Other, net                                                                                    (2)            (1)               -
------------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                                                    (259)          (164)            (127)
Income tax benefit                                                                             2              1                2
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                                    (257)          (163)            (125)
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share                                                 $(0.09)  (pound)(0.06)    (pound)(0.04)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                                                                         3             2              (31)
Add: depreciation                                                                             152            96              117
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                                                        155            98               86
------------------------------------------------------------------------------------------------------------------------------------


The consolidated financial information as set out on pages 16 to 18, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report, other than where changes are necessary to implement new accounting standards. The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.5790 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on 31 March 2003. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH

                                                                                             31 MAR         31 MAR       31 DEC
                                                                                               2003           2003         2002
                                                                                                 $M       (POUND)M     (POUND)M
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                       616            390          390
Secured cash deposits restricted for more than one year                                          19             12           12
Receivables and prepaid expenses                                                                353            224          215
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            988            626          617
Investments                                                                                     586            371          376
Property and equipment                                                                        4,052          2,566        2,598
Goodwill and other intangibles                                                                  706            447          447
Inventory                                                                                        57             36           28
Other assets                                                                                     58             37           40
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                  6,447          4,083        4,106
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Debt                                                                                          8,697          5,508        5,450
Other liabilities                                                                             1,753          1,110        1,030
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                            10,450          6,618        6,480

MINORITY INTERESTS                                                                               (2)            (1)          (1)

SHAREHOLDERS' DEFICIT                                                                        (4,001)        (2,534)      (2,373)

------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                   6,447          4,083        4,106
------------------------------------------------------------------------------------------------------------------------------------



TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH

                                                                                              31 MAR         31 MAR         31 MAR
                                                                                                2003           2003           2002
                                                                                                  $M       (POUND)M       (POUND)M
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                       (257)          (163)          (125)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation                                                                                    152             96            117
Amortisation of deferred financing costs and issue discount on Senior Discount Debentures        41             26             26
Deferred tax credit                                                                              (2)            (1)            (2)
Unrealised losses/(gains) on foreign currency translation                                        75             48            (21)
Share of net profits of affiliates                                                               (3)            (2)            (4)
Loss on disposal of assets                                                                        2              1              -

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in receivables                                                                            14              9             (4)
Change in prepaid expenses                                                                      (30)           (19)           (11)
Change in other assets                                                                          (13)            (8)            (4)
Change in accounts payable                                                                       62             39             56
Change in other liabilities                                                                      76             48            (30)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                                             117             74             (2)

NET CASH USED IN INVESTING ACTIVITIES                                                           (96)           (61)          (115)

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                             (21)           (13)           194
-----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                         -              -             77

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                616            390             14
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                      616            390             91
-----------------------------------------------------------------------------------------------------------------------------------
